Exhibit 99.4

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	2 March 2012

UPDATE ON INVESTMENT IN CHIHO-TIANDE GROUP

Further to its announcement on 17 January 2012 of an acquisition of 16% of the existing shares of Chiho-Tiande Group Limited (CTG) (HKG:0976) together with an option to acquire a further 2% of existing shares of CTG, Sims Metal Management Limited (SimsMM) is pleased to announce that following the unanimous approval of CTG’s independent shareholders on 27 February 2012, SimsMM has completed the subscription for a three-year HK$316 million convertible bond, which has a 4% p.a. coupon and is convertible into 53 million CTG shares at a conversion price of HK$6.00 per share, and was issued three-year warrants for 13 million new CTG shares at an exercise price of HK$6.00 per warrant. In order to support the continued growth plans of CTG, founder Chairman Mr Ankong Fang and Delco Participation B.V. have also subscribed for a convertible bond on equivalent terms, such that CTG received in aggregate an amount of HK$816 million from the issue of all convertible bonds.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For further information contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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